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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               _________________

                                   FORM 8-A/A

                                AMENDMENT NO. 3

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                        AMERON INTERNATIONAL CORPORATION
--------------------------------------------------------------------------------
             (Exact Name of Registrant as Specified in its Charter)

          DELAWARE                                    77-0100596
-------------------------------------------  -----------------------------------
(State of Incorporation or                         (I.R.S. Employer
     Organization)                                 Identification No.)


245 South Los Robles Avenue, Pasadena CA               91101
-------------------------------------------  -----------------------------------
       (Address of principal                         (Zip code)
        executive offices)

 If this Form relates to the    If this Form relates to the registration of a
 registration of a class of     class of debt securities and is to become
 debt securities and is         effective simultaneously with the
 effective upon filing          effectiveness of a concurrent registration
 pursuant to General            statement under the Securities Act of 1933
 Instruction A(c)(1) please     pursuant to General Instruction A(c)(2) please
 check the following box. [ ]   check the following box. [ ]



Securities to be registered pursuant to Section 12(b) of the Act:

    Title of Each Class                     Name of Each Exchange on Which
    to be so Registered                     Each Class is to be Registered
    -------------------                     ------------------------------

       Common Stock,                            New York Stock Exchange
par value $2.50 per share                   ------------------------------
-------------------------                   ------------------------------

                                                New York Stock Exchange
 Preferred Stock Purchase Rights             ------------------------------
---------------------------------            ------------------------------

Securities to be registered pursuant to Section 12(g) of the Act:  None

          The undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its registration statement on Form 8-A dated April 8, 1987, as amended on Form 8 dated January 22, 1988, and as amended on Form 8 dated March 4, 1991, with respect to its Preferred Stock Purchase Rights, as set forth in the pages attached hereto:

ITEM 1.   DESCRIPTION OF SECURITIES TO BE REGISTERED
          ------------------------------------------

          At the meeting of the Board of Directors of Ameron International Corporation (the "Company") on November 20, 1996, the Board approved the third amendment to the stock purchase rights (as amended, the "Rights") that were distributed to the stockholders of the Company on April 15, 1987 (the "Record Date").

          The following is a brief description of the Rights. It is intended to provide a general description only and is subject to the detailed terms and conditions of a Third Amended and Restated Rights Agreement (the "Rights Agreement") dated as of December 16, 1996, by and between the Company and First Chicago Trust Company of New York, a New York corporation, as Rights Agent (the "Rights Agent").

          COMMON SHARE CERTIFICATES REPRESENTING RIGHTS
          ---------------------------------------------

          Until the Distribution Date (as defined below), (a) the Rights shall not be exercisable, (b) the Rights shall be attached to and trade only together with the shares of common stock of the Company, par value $2.50 per share ("Common Shares") and (c) the stock certificates representing Common Shares shall also represent the Rights attached to such Common Shares. Common Share certificates issued after the Record Date and prior to the Distribution Date shall contain a notation incorporating the Rights Agreement by reference.

          DISTRIBUTION DATE
          -----------------

          The "Distribution Date" is the earliest of (a) the tenth business day following the date of the first public announcement that any person (other than the Company or certain related entities) has become the beneficial owner of 15% or more of the then outstanding Common Shares (such person is a "15% Stockholder" and the date of such public announcement is the "15% Ownership Date"), (b) the tenth business day (or such later day as shall be designated by the Board of Directors) following the date of the commencement of, or the announcement of an intention to make, a tender offer or exchange offer, the consummation of which would cause any person to become a 15% Stockholder or (c) the first date, on or after the 15% Ownership Date, upon which the Company is acquired in a merger or other business combination in which the Company is not the surviving corporation or in which the outstanding Common Shares are changed into or exchanged for stock or assets of another person, or upon which 50% or more of the Company's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business). In calculating the percentage of outstanding Common Shares that are beneficially owned by any person, such person shall be deemed to beneficially own any Common Shares issuable upon the exercise, exchange or conversion of any options, warrants or other securities beneficially owned by such person; provided, however, that such Common Shares

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shall not be deemed outstanding for the purpose of calculating the percentage of
Common Shares that are beneficially owned by any other person. Notwithstanding the foregoing, if any person is the beneficial owner of at least 15% of the outstanding Common Shares on the date of the Rights Agreement, or thereafter becomes the beneficial owner of at least 15% of the outstanding Common Shares as a result of any increase in the number of Common Shares issuable upon the exercise, exchange or conversion of outstanding securities, or any decrease in the number of outstanding Common Shares resulting from any stock repurchase plan or self tender offer of the Company, then such person shall not be deemed a "15% Stockholder" until such person thereafter acquires beneficial ownership of, in the aggregate, a number of additional Common Shares equal to 1% or more of the then outstanding Common Shares.

          Upon the close of business on the Distribution Date, the Rights shall separate from the Common Shares, Right certificates shall be issued and the Rights shall become exercisable to purchase shares of Series A Junior Participating Cumulative Preferred Stock of the Company ("Preferred Shares") as described below.

          ISSUANCE OF RIGHT CERTIFICATES
          ------------------------------

          As soon as practicable following the Distribution Date, separate certificates representing only Rights shall be mailed to the holders of record of Common Shares as of the close of business on the Distribution Date, and such separate Right certificates alone shall represent such Rights from and after the Distribution Date.

          EXPIRATION OF RIGHTS
          --------------------

          The Rights shall expire on the later of December 16, 2006 and the tenth anniversary of the Distribution Date, unless earlier redeemed or exchanged.

          EXERCISE OF RIGHTS
          ------------------

          Unless the Rights have expired or been redeemed or exchanged, they may be exercised, at the option of the holders, pursuant to paragraphs (a), (b) or
(c) below. No Right may be exercised more than once or pursuant to more than one of such paragraphs. From and after the first event of the type described in paragraphs (b) or (c) below, each Right that is beneficially owned by a 15% Stockholder or that was attached to a Common Share that is subject to an option beneficially owned by a 15% Stockholder shall be void.

          (a) Right to Purchase Preferred Shares.  From and after the close of
              ----------------------------------
business on the Distribution Date, each Right (other than a Right that has become void) shall be exercisable to purchase one one-hundredth of a share of Series A Junior Participating Cumulative Preferred Stock, par value $1.00 per share, of the Company (the "Preferred Shares"), at an exercise price of $175.00 (the "Exercise Price"). Prior to the Distribution Date, the Company may substitute for all or any portion of the Preferred Shares that would otherwise be issuable upon exercise of the Rights, cash, assets or other securities having the same aggregate value as such Preferred Shares. The Preferred Shares are nonredeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, are subordinate to any

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other series of the Company's preferred stock, whether issued before or after the issuance of the Preferred Shares. The Preferred Shares may not be issued except upon exercise of Rights. Holders of Preferred Shares are entitled to receive when, as and if declared, the greater of (i) cash and non-cash dividends per Preferred Share in an amount equal to 100 times the dividends declared on each Common Share or (ii) a preferential quarterly dividend of $2.50 per Preferred Share ($.025 per one one-hundredth of a Preferred Share). In the event of liquidation, the holders of Preferred Shares shall be entitled to receive a liquidation payment per Preferred Share in an amount equal to the greater of (1) $100 per Preferred Share ($1.00 per one one-hundredth of a Preferred Share), plus all accrued and unpaid dividends and distributions on the Preferred Shares, or (2) an amount equal to 100 times the aggregate amount to be distributed per Common Share. Each Preferred Share has 100 votes, voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, the holder of a Preferred Share shall be entitled to receive 100 times the amount received per Common Share. The rights of the Preferred Shares as to dividends, voting and liquidation preferences are protected by antidilution provisions. It is anticipated that the value of one one-hundredth of a Preferred Share should approximate the value of one Common Share.

          (b) Right to Purchase Common Shares of the Company.  From and after
              ----------------------------------------------
the close of business on the tenth business day following the 15% Ownership Date, each Right (other than a Right that has become void) shall be exercisable to purchase, at the Exercise Price (initially $175.00), Common Shares with a market value equal to two times the Exercise Price. If the Company does not have sufficient Common Shares available for all Rights to be exercised, the Company shall substitute for all or any portion of the Common Shares that would otherwise be issuable upon the exercise of the Rights, cash, assets or other securities having the same aggregate value as such Common Shares.

          (c) Right to Purchase Common Stock of a Successor Corporation.  If, on
              ---------------------------------------------------------
or after the 15% Ownership Date, (i) the Company is acquired in a merger or other business combination in which the Company is not the surviving corporation, (ii) the Company is the surviving corporation in a merger or other business combination in which all or part of the outstanding Common Shares are changed into or exchanged for stock or assets of another person or (iii) 50% or more of the Company's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), then each Right (other than a Right that has become void) shall thereafter be exercisable to purchase, at the Exercise Price (initially $175.00), shares of common stock of the surviving corporation or purchaser, respectively, with an aggregate market value equal to two times the Exercise Price.

          ADJUSTMENTS TO PREVENT DILUTION
          -------------------------------

          The Exercise Price, the number of outstanding Rights and the number of Preferred Shares or Common Shares issuable upon exercise of the Rights are subject to adjustment from time to time as set forth in the Rights Agreement in order to prevent dilution.

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          CASH PAID INSTEAD OF ISSUING FRACTIONAL SECURITIES
          --------------------------------------------------

          With certain exceptions, no adjustment in the Exercise Price shall be required until cumulative adjustments require an adjustment of at least 1%. No fractional securities shall be issued upon exercise of a Right (other than fractions of Preferred Shares that are integral multiples of one one-hundredth of a Preferred Share and that may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash shall be made based on the market price of such securities on the last trading date prior to the date of exercise.

          REDEMPTION
          ----------

          At any time prior to the earlier of (a) the tenth business day following the 15% Ownership Date or (b) the first event of the type described in section (c) under "Exercise of Rights" above, the Board of Directors may, at its option, direct the Company to redeem the Rights in whole, but not in part, at a price of $.10 per Right (the "Redemption Price"), and the Company shall so redeem the Rights. Immediately upon such action by the Board of Directors (the date of such action is the "Redemption Date"), the right to exercise Rights shall terminate and the only right of the holders of Rights thereafter shall be to receive the Redemption Price.

          EXCHANGE
          --------

          At any time from and after the tenth business day following the 15% Ownership Date, the Board of Directors may, at its option, direct the Company to exchange all, but not less than all, of the then outstanding Rights for Common Shares at an exchange ratio (the "Exchange Ratio") of one Right for such number of Common Shares of the Company as shall equal the result obtained by (i) multiplying the Current Market Price per Common Share on the record date for such exchange by the number of Common Shares for which a Right is exercisable on such record date, (ii) subtracting from such product the Exercise Price on such Record Date, and (iii) dividing such difference by the Current Market Price per Common Share on such record date, and the Company shall so exchange the Rights. Immediately upon such action by the Board of Directors, the right to exercise Rights shall terminate and the only right of the holders of Rights thereafter shall be to receive a number of Common Shares in accordance with the Exchange Ratio.

          NO STOCKHOLDER RIGHTS PRIOR TO EXERCISE
          ---------------------------------------

          Until a Right is exercised, the holder thereof, as such, shall have no rights as a stockholder of the Company (other than rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

          AMENDMENT OF RIGHTS AGREEMENT
          -----------------------------

          The Board of Directors may, from time to time, without the approval of any holder of Rights, direct the Company and the Rights Agent to supplement or amend any provision of the Rights Agreement in any manner, whether or not such supplement or amendment is adverse to any holder of Rights, and the Company and the Rights Agent shall so supplement or amend such provision; provided, however, that from and after the earliest of (a) the tenth business day following the 15% Ownership Date, (b) the first event of the type described in section (c) under

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"Exercise of Rights" above, or (c) the Redemption Date, the Rights Agreement shall not be supplemented or amended in any manner that would materially and adversely affect any holder of outstanding Rights other than a 15% Stockholder.

ITEM 2.   EXHIBITS
-------   --------

          (1) Form of Third Amended and Restated Rights Agreement dated as of December 16, 1996 between Ameron International Corporation and First Chicago Trust Company of New York, as Rights Agent, which includes as Exhibit A the form of Right Certificate.

                                   SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: 12/20/96                     AMERON INTERNATIONAL
      ______________                CORPORATION

                                    By      /s/ Javier Solis
                                       --------------------------------
                                                Javier Solis,
                                       Senior Vice President, Secretary
                                             and General Counsel

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                                 EXHIBIT INDEX

Exhibit No.
-----------

 (1)           Form of Third Amended and
               Restated Rights Agreement dated
               as of December 16, 1996 between
               Ameron International Corporation
               and First Chicago Trust Company
               of New York, as Rights Agent,
               which includes as Exhibit A the
               form of Right Certificate.

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